Exhibit 99.2

August 2018 NASDAQ/TASE: NNDM Making Additive Manufacturing Intelligent Nano Dimension®

2 NASDAQ / TASE : NNDM 2 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Forward Looking Statements This presentation of Nano Dimension Ltd . (the “Company”) contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws . Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward - looking statements . For example, we are using forward - looking statements when we discuss the potential of our products, our target markets, our strategic growth plan, the size of our total addressable market, expected recurring revenue growth, and our 2018 - 2020 expected target operating model . Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management’s expectations, beliefs and projections will be achieved and actual results may differ materially from what is expressed in or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements . For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report for the year ended December 31 , 2017 , filed with the SEC . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements .

3 NASDAQ / TASE : NNDM 3 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. DISRUPT. SHAPE. DEFINE. How Smart Products are Made 3 NASDAQ / TASE : NNDM Nano Dimension is the world’s leading additive electronics provider, targeting the growing demand for increasingly sophisticated electronic devices that rely on encapsulated sensors, antennas and PCBs. With its unique 3 D printing technology the company is disrupting, shaping, and defining how electronics are made. www.nano - di.com | © 2018 Nano Dimension. All rights reserved.

4 NASDAQ / TASE : NNDM 4 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. At the Heart of Industry 4.0 Convergence 4 NASDAQ / TASE : NNDM Over 20 billion IoT connected devices today Doubles every 5 years Mechanical design Additive manufacturing Electronics design manufacturing Digital production : cloud, big data, AI 20 27 36 51 75 2017 2019 2021 2023 2025 IoT connected devices (billions) * * Source: statista.com

5 NASDAQ / TASE : NNDM 5 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Company Overview Listed on the TASE in 2014 and on the Nasdaq in 2016 Since 2014 : - Developed printer - Developed materials - Established manufacturing - Built organization Since 2016 : Conducted comprehensive early access trials with Fortune 500 companies Opened 4 Customer Experience Centers Recruited 12 value - added resellers world - wide 2018 Execution: - Opened U.S. headquarters - Opened HK Office, expanding reach in Asia Pacific Started generating revenues: Q 4 2017 - $ 440 k Q 1 2018 - $ 635 k Q 2 2018 - $ 1,088 k

6 NASDAQ / TASE : NNDM 6 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Expanded into Asia - Pacific markets with 3D printer sales, new resellers and Regional Office in Hong Kong Recent Highlights Marked U.S. growth with additional printer sales, U.S. Headquarters and Customer Experience Center Certified U.S. Department of Defense vendor and Sold 3D printers to one of world’s 10 largest defense companies Dr. Jaim Nulman appointed Chief Technology Officer Awards: IDTechEx Award for Technical Development Materials & NPI 2018 award at the IPC APEX CEO demonstrated personal confidence in company success, voluntarily committed six month’s salary to buy NNDM stock Partnered with AURORA Group, China’s leading distributor of additive manufacturing systems and sold a second 3 D printer to the Group

Growth Plan: Customer-Centric Approach

- ✓ Commenced global sales in EU, USA, APAC
- ✓ Opened multiple Customer Experience Centers in the US, Israel and Hong Kong
- ✓ Initiated sales and technical training programs for resellers & customers
- ✓ Formed strategic partnerships with Solidworks, Zuken, Space Florida, Harris
- ✓ Converted beta clients to commercial customers

QUARTER BY QUARTER GROWTH IN SALES AND REVENUES

Expanded client base, including Fortune 500 and leading defense companies

EXPANDED GEOGRAPHICAL REACH

Established sales and service presence in US and Hong Kong

ENHANCED CHANNEL TO SUPPORT GROWTH

Recruited 12 value-added resellers & continue to increase

The company is well positioned to increase revenue growth

NANODIMENSION
3D PRINTED ELECTRONICS

NASDAQ / TASE : NNDM 7

www.nano-di.com | © 2018 Nano Dimension. All rights reserved.

Making Additive Intelligent and Connected

Printed with the DragonFly Pro 3D Printer





MINIATURIZING MODULES



PRINTED ANTENNAS



ENCAPSULATING SENSORS



EMBEDDING ELECTRONIC COMPONENTS WITHIN CIRCUIT BOARDS

NANODIMENSION
3D PRINTED ELECTRONICS
NASDAQ / TASE : NNDM 8

www.nano-di.com | © 2018 Nano Dimension. All rights reserved.

9 NASDAQ / TASE : NNDM 9 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. High precision inkjet technology Multi - material 3 D printing Combining conductive nano - metals & polymers First additive manufacturing for functional 3 D electronics + = Revolutionizing Development & Manufacturing Breaking Electronics Design Barriers

Adopted by Leading Fortune 500 Companies

WHAT OUR CUSTOMERS SAY

"We were so impressed with Nano Dimension's 3D printers that we quickly moved to make them central to our entire digital infrastructure."
- Bodo Huber,
CEO of PHYTEC

"There is a lot of enthusiasm around the DragonFly 2020 Pro 3D Printer in terms of technological breakthrough, and how it can radically change development processes. Our objective is to use the system to simplify workflows and design increasingly complex parts – which will include PCBs and embedded circuits – with many more functions than are possible with traditional manufacturing techniques."
- Olivier Vancauwenberghe,
Sensor Research Manager at Safran Tech

"The Nano Dimension DragonFly 2020 Pro is a groundbreaking technology that opens unimagined possibilities for electronics designers & manufacturers,"
- Daniel Chi,
GM of 3D Business Unit, AURORA Group

"Demonstrate double-sided, multi-layer circuits, with no-touch manufacturing labor. Such development is planned to lead to cost reductions of $400K per small satellite, thus providing enormous market capabilities for both entities."
- Space Florida,
Harris Corporation collaboration with Nano Dimension

NANODIMENSION 3D PRINTED ELECTRONICS
NASDAQ / TASE : NNDM 10
www.nano-di.com | © 2018 Nano Dimension. All rights reserved.

11 NASDAQ / TASE : NNDM 11 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Continue to Expand our Global Coverage Resellers Customers Headquarters August 2018 Footprint

12 NASDAQ / TASE : NNDM 12 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Total Addressable Market • Additive Manufacturing analysts predict 3 D printed electronics will be the next high - growth application for product innovation • 2018 3 D printed electronics market size is estimated at ~$ 118 million, expected to reach $ 2.8 billion by 2025 * 0 500 1000 1500 2000 2500 3000 2018 2019 2020 2021 2022 2023 2024 2025 Revenues Forecast - 3 D Printed Electronics * (USD Millions) * Source: SmarTech Publishing, 2016

13 NASDAQ / TASE : NNDM 13 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Open - Ended Growth Potential INDUSTRY VERTICALS • Defense • Automotive • Industrial • Aerospace • Consumer electronics & IoT • Telecom • Medical devices RESEARCH INSTITUTES • Academic institutions and universities • Research & innovation centers ADDITIVE SERVICES • Additive service bureaus • PCB service bureaus • In - house print services

14 NASDAQ / TASE : NNDM 14 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. We Built Comprehensive Manufacturing Capabilities In - house 3 D printer manufacturing In - house nano ink manufacturing - Capacity to meet future demand Top quality certified ISO 14001 and OHSAS 18001

15 NASDAQ / TASE : NNDM 15 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. We Deliver Tangible Customer Value Increase design power Protect IP Accelerate time to market Improve efficiency

16 NASDAQ / TASE : NNDM 16 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. The Nano Dimension Difference DOMAIN EXPERTISE CHANNEL ACCESS TECHNOLOGY PLATFORM QUALITY EXPERIENCE HARDWARE CONSUMABLES SOFTWARE SERVICES

17 NASDAQ / TASE : NNDM 17 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. NASDAQ / TASE NNDM ADR Ratio: 1:5 Revenues: Q 4 2017 : $ 440 k Q 1 2018 : $ 635 k Q 2 2018 : $ 1,088 k Total funding to date $ 59 M Market Cap $ 41 M * Shares outstanding 96.5 M ** (equivalent to 19.3 M ADS) Public float ≈ 93% ** Cash $11.6M ** no debt Select Financial Data * As of August 3, 2018 ** As of June 30, 2018 *** Officers, Directors and over 5% shareholders 93% 7 % Public float 93 % Interested parties’ holdings *** 7% **

18 NASDAQ / TASE : NNDM 18 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Recurring Revenue Model Razor and blades model: As the install base of printers grows, the portion of recurring revenues from consumables increases significantly yr 1 yr 2 yr 3 yr 4 yr 5 Consumable revenues Printer revenues 100% 100% 100% 100% 100%

19 NASDAQ / TASE : NNDM 19 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Expected Target Operating Model 2018 - 2020 We expect a revenue CAGR of at least 100 % We expect a gross profit margin of 50% * We expect cash used in operations to decline by approximately 50 % by 2020 *Excluding cost of revenues derived from amortization of intangible assets

20 NASDAQ / TASE : NNDM 20 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Strategic Growth Plan Horizon 2 Monetize commercially available products and services for additive electronics design Horizon 1 Deliver higher speed production - grade additive electronics systems and more materials Current State Deliver hybridized capabilities that combine mechanical functionality within electrified geometries www.nano - di.com | © 2018 Nano Dimension. All rights reserved.

21 NASDAQ / TASE : NNDM 21 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Experienced Leadership Team Ofir Baharav Director Shlomo Magdassi Advisory Board Avi Reichental Chairman of the Board Amit Dror CEO and Co - Founder Simon Fried US President, CBO and Co - Founder Yael Sandler CFO Jaim Nulman CTO

22 NASDAQ / TASE : NNDM 22 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Summary Unmatched product portfolio Innovative business model Significant technology strength Focused growth initiatives Open - ended growth opportunities Experienced management team www.nano - di.com | © 2018 Nano Dimension. All rights reserved.

23 NASDAQ / TASE : NNDM 23 NASDAQ / TASE : NNDM www.nano - di.com |

© 2018 Nano Dimension. All rights reserved. Nano Dimension® Copyright © 20 ϭϴ Nano Dimension Ltd. Nano Dimension, DragonFly, AgCite and the DragonFly logo are trademarks of Nano Dimension. Printed August 2018 DragonFly™ Follow us: @nanodimensiontech @3Dpcb www.nano - di.com NASDAQ: NNDM THANK YOU